AMERICAN NATIONAL VARIABLE ANNUITY SEPARATE ACCOUNT FINANCIAL STATEMENTS

December 31, 2024

TABLE OF CONTENTS

Financial Statements:



9311 San Pedro Avenue, Suite 1400
San Antonio, Texas 78216
210-737-1042

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American National Insurance Company and
Contract Owners of American National Variable Annuity Separate Account

Opinion on the Financial Statements

We have audited the accompanying statements of net assets for each of the subaccounts of American National Variable Annuity Separate Account (the "Account") listed in Appendix A, as of December 31, 2024, the related statements of operations, statements of changes in net assets and financial highlights for the year ended December 31, 2024, and the related notes (collectively, the "financial statements"). In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of each of the subaccounts comprising the Account as of December 31, 2024, and the results of their operations, the changes in their net assets and financial highlights for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

The financial statements and the financial highlights of each subaccount for the years ended December 31, 2023 and prior were audited by other auditors whose report, dated April 23, 2024, expressed an unqualified opinion on those financial statements and financial highlights.

Basis for Opinion

These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on the Account's financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2024, by correspondence with the underlying funds. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. We believe that our audits provide a reasonable basis for our opinion.

/s/ WEAVER & TIDWELL LLP

San Antonio, Texas
April 25, 2025

We have served as the auditor of American National Variable Annuity Separate Account since 2024.

American National Variable Annuity Separate Account

Subaccount	Statement of Net Assets as of	Statement of Operations for the Year Ended	Statement of Changes in Net Assets for the Year Ended	Financial Highlights for the Year Ended
Alger Balanced Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Capital Appreciation Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Growth & Income Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Large Cap Growth Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Mid Cap Growth Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Alger Small Cap Growth Portfolio - Class I-2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes Fund for U.S. Government Securities II	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes High Income Bond Fund II - Primary Shares	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes Kaufmann Fund II - Primary Shares	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes Managed Volatility Fund II - Primary Shares	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Federated Hermes Quality Bond Fund II - Primary Shares	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Asset Manager Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Asset Manager Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Balanced Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Contrafund Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Contrafund Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Equity-Income Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Equity-Income Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Government Money Market Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Government Money Market Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth and Income - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth and Income - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth Opportunities Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP High Income - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Index 500 Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Index 500 Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Mid Cap Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Mid Cap Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Overseas Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Value Portfolio - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Fidelity VIP Value Strategies - Service Class 2	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Discovery Mid Cap Growth Fund	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Diversified Dividend Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Equity and Income Fund	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Health Care Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Global Real Estate Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Small Cap Equity Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Invesco V.I. Technology Fund - Series I	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Lazard Retirement Emerging Markets Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Lazard Retirement Small-Mid Cap Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
MFS Core Equity Portfolio - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
MFS Growth Series - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
MFS Investors Trust Series - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
MFS Research Series - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
T. Rowe Price Equity Income Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
T. Rowe Price International Stock Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
T. Rowe Price Limited-Term Bond Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
T. Rowe Price Mid-Cap Growth Portfolio	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
VanEck VIP Emerging Markets Fund - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
VanEck VIP Global Resources Fund - Initial Class	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2024

(Amounts in thousands except for unit and share information)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
ASSETS					
Investments, at fair value	$ 607	$ 1,315	$ 551	$ 1,064	$ 445
Total assets	**$ 607**	**$ 1,315**	**$ 551**	**$ 1,064**	**$ 445**
NET ASSETS					
Accumulation units	$ 607	$ 1,315	$ 551	$ 1,064	$ 445
Total net assets	**$ 607**	**$ 1,315**	**$ 551**	**$ 1,064**	**$ 445**
Units Outstanding	193,206	185,028	138,250	257,437	106,447
FUND SHARE INFORMATION					
Number of shares	27,428	11,351	16,531	11,924	21,808
Cost of investment	$ 445	$ 984	$ 356	$ 804	$ 530
UNIT VALUE					
Lowest	$ 2.28	$ 3.86	$ 2.79	$ 2.58	$ 2.79
Highest	$ 3.58	$ 8.09	$ 4.64	$ 5.19	$ 4.96

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2024

(Amounts in thousands)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ —	$ —	$ 3	$ —	$ —
Mortality and expense charge	(4)	(8)	(4)	(11)	(5)
Net investment income/(loss)	**$ (4)**	**$ (8)**	**$ (1)**	**$ (11)**	**$ (5)**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 6	$ 45	$ 16	$ 16	$ (72)
Change in unrealized gains/(losses)	74	416	85	313	161
Net realized and change in unrealized gains/(losses) on investments	80	461	101	329	89
Increase/(decrease) in net assets from operations	**$ 76**	**$ 453**	**$ 100**	**$ 318**	**$ 84**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2024

(Amounts in thousands except for unit and share information)

	Alger Small Cap Growth Portfolio – Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
ASSETS					
Investments, at fair value	$ 495	$ 357	$ 1,070	$ 284	$ 260
Total assets	$ 495	$ 357	$ 1,070	$ 284	$ 260
NET ASSETS					
Accumulation units	$ 495	$ 357	$ 1,070	$ 284	$ 260
Total net assets	$ 495	$ 357	$ 1,070	$ 284	$ 260
Units Outstanding	156,628	245,970	327,148	57,677	103,343
FUND SHARE INFORMATION					
Number of shares	27,770	39,316	188,309	14,475	25,467
Cost of investment	$ 621	$ 409	$ 1,121	$ 270	$ 238
UNIT VALUE					
Lowest	$ 2.27	$ 1.07	$ 2.59	$ 3.54	$ 1.84
Highest	$ 3.66	$ 1.66	$ 3.63	$ 5.78	$ 2.90

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2024

(Amounts in thousands)

	Alger Small Cap Growth Portfolio – Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 2	$ 11	$ 55	$ 3	$ 8
Mortality and expense charge	(3)	(2)	(8)	(3)	(2)
Net investment income/(loss)	$ (1)	$ 9	$ 47	$ —	$ 6
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (65)	$ (5)	$ (13)	$ 14	$ (18)
Change in unrealized gains/(losses)	101	(5)	20	30	61
Net realized and change in unrealized gains/(losses) on investments	36	(10)	7	44	43
Increase/(decrease) in net assets from operations	$ 35	$ (1)	$ 54	$ 44	$ 49

See accompanying notes to the financial statements.

6

American National Variable Annuity Separate Account
Statements of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Initial Class
ASSETS					
Investments, at fair value	$ 99	$ 389	$ 138	$ —	$ 19
Total assets	$ 99	$ 389	$ 138	$ —	$ 19
NET ASSETS					
Accumulation units	$ 99	$ 389	$ 138	$ —	$ 19
Total net assets	$ 99	$ 389	$ 138	$ —	$ 19
Units Outstanding	62,224	111,489	42,497	30	5,038
FUND SHARE INFORMATION					
Number of shares	9,711	16,882	8,377	5	786
Cost of investment	$ 105	$ 301	$ 126	$ —	$ 15
UNIT VALUE					
Lowest	$ 1.40	$ 2.82	$ 2.76	$ 1.97	$ 3.31
Highest	$ 1.89	$ 4.70	$ 4.56	$ 2.90	$ 3.97

American National Variable Annuity Separate Account
Statements of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 3	$ 7	$ 3	$ —	$ —
Mortality and expense charge	(1)	(5)	(2)	—	—
Net investment income/(loss)	$ 2	$ 2	$ 1	$ —	$ —
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (1)	$ 17	$ 4	$ —	$ 1
Change in unrealized gains/(losses)	2	14	4	—	2
Net realized and change in unrealized gains/(losses) on investments	1	31	8	—	3
Increase/(decrease) in net assets from operations	$ 3	$ 33	$ 9	$ —	$ 3

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2024

(Amounts in thousands except for unit and share information)

	Fidelity VIP Contrafund Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class
ASSETS					
Investments, at fair value	$ 3,037	$ 3,541	$ 477	$ 313	$ 507
Total assets	$ 3,037	$ 3,541	$ 477	$ 313	$ 507
NET ASSETS					
Accumulation units	$ 3,037	$ 3,541	$ 477	$ 313	$ 507
Total net assets	$ 3,037	$ 3,541	$ 477	$ 313	$ 507
Units Outstanding	246,596	503,612	57,059	84,120	369,144
FUND SHARE INFORMATION					
Number of shares	52,422	63,804	17,951	12,275	507,130
Cost of investment	$ 2,108	$ 2,580	$ 431	$ 288	$ 507
UNIT VALUE					
Lowest	$ 7.43	$ 4.60	$ 7.21	$ 2.81	$ 1.33
Highest	$ 17.73	$ 8.41	$ 8.93	$ 4.38	$ 1.37

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 5	$ 1	$ 8	$ 5	$ 26
Mortality and expense charge	(38)	(33)	(7)	(3)	(7)
Net investment income/(loss)	$ (33)	$ (32)	$ 1	$ 2	$ 19
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 463	$ 655	$ 33	$ 20	$ —
Change in unrealized gains/(losses)	346	317	25	15	—
Net realized and change in unrealized gains/(losses) on investments	809	972	58	35	—
Increase/(decrease) in net assets from operations	$ 776	$ 940	$ 59	$ 37	$ 19

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Net Assets

As of December 31, 2024

(Amounts in thousands except for unit and share information)

	Fidelity VIP Government Money Market Portfolio - Service Class 2	Fidelity VIP Growth - Initial Class	Fidelity VIP Growth and Income - Initial Class	Fidelity VIP Growth and Income - Service Class 2	Fidelity VIP Growth Opportunities Portfolio - Initial Class
ASSETS					
Investments, at fair value	$ 2,314	$ 1,320	$ 122	$ 401	$ 958
Total assets	$ 2,314	$ 1,320	$ 122	$ 401	$ 958
NET ASSETS					
Accumulation units	$ 2,314	$ 1,320	$ 122	$ 401	$ 958
Total net assets	$ 2,314	$ 1,320	$ 122	$ 401	$ 958
Units Outstanding	2,214,534	79,035	29,156	79,473	113,325
FUND SHARE INFORMATION					
Number of shares	2,314,341	13,617	3,989	13,622	11,542
Cost of investment	$ 2,316	1,137	78	318	510
UNIT VALUE					
Lowest	$ 0.89	$ 12.59	$ 3.41	$ 3.65	$ 4.40
Highest	$ 1.10	$ 17.40	$ 4.38	$ 5.90	$ 8.88

American National Variable Annuity Separate Account

Statements of Operations

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP Government Money Market Portfolio - Service Class 2	Fidelity VIP Growth - Initial Class	Fidelity VIP Growth and Income - Initial Class	Fidelity VIP Growth and Income - Service Class 2	Fidelity VIP Growth Opportunities Portfolio - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 113	$ —	$ 2	$ 5	$ —
Mortality and expense charge	(18)	(17)	(2)	(4)	(11)
Net investment income/(loss)	$ 95	$ (17)	$ —	$ 1	$ (11)
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ —	$ 310	$ 9	$ 69	$ 23
Change in unrealized gains/(losses)	—	5	12	13	253
Net realized and change in unrealized gains/(losses) on investments	—	315	21	82	276
Increase/(decrease) in net assets from operations	$ 95	$ 298	$ 21	$ 83	$ 265

See accompanying notes to the financial statements.

9

American National Variable Annuity Separate Account
Statements of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Fidelity VIP Growth Opportunities Portfolio - Service Class 2	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class
ASSETS					
Investments, at fair value	$ 1,104	$ 58	$ 3,393	$ 2,987	$ 5
Total assets	$ 1,104	$ 58	$ 3,393	$ 2,987	$ 5
NET ASSETS					
Accumulation units	$ 1,104	$ 58	$ 3,393	$ 2,987	$ 5
Total net assets	$ 1,104	$ 58	$ 3,393	$ 2,987	$ 5
Units Outstanding	163,134	19,344	353,292	611,200	2,038
FUND SHARE INFORMATION					
Number of shares	13,743	12,303	5,958	5,322	487
Cost of investment	$ 679	$ 65	$ 1,587	$ 1,794	$ 6
UNIT VALUE					
Lowest	$ 4.35	$ 2.76	$ 5.43	$ 3.27	$ 2.53
Highest	$ 8.46	$ 3.03	$ 14.74	$ 5.55	$ 2.74

American National Variable Annuity Separate Account
Statements of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Fidelity VIP Growth Opportunities Portfolio - Service Class 2	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ —	$ 3	$ 41	$ 30	$ —
Mortality and expense charge	(12)	(1)	(40)	(21)	—
Net investment income/(loss)	$ (12)	$ 2	$ 1	$ 9	$ —
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 59	$ —	$ 136	$ 134	$ —
Change in unrealized gains/(losses)	267	2	464	416	—
Net realized and change in unrealized gains/(losses) on investments	326	2	600	550	—
Increase/(decrease) in net assets from operations	$ 314	$ 4	$ 601	$ 559	$ —

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account
Statements of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2
ASSETS					
Investments, at fair value	$ 939	$ 738	$ 2,188	$ 83	$ 156
Total assets	**$ 939**	**$ 738**	**$ 2,188**	**$ 83**	**$ 156**
NET ASSETS					
Accumulation units	$ 939	$ 738	$ 2,188	$ 83	$ 156
Total net assets	**$ 939**	**$ 738**	**$ 2,188**	**$ 83**	**$ 156**
Units Outstanding	558,300	70,654	294,244	24,295	37,644
FUND SHARE INFORMATION					
Number of shares	88,431	19,651	61,670	3,276	8,416
Cost of investment	$ 1,130	$ 691	$ 2,101	$ 88	$ 136
UNIT VALUE					
Lowest	$ 1.29	$ 8.76	$ 5.43	$ 3.22	$ 3.24
Highest	$ 1.77	$ 11.35	$ 9.15	$ 3.82	$ 5.05

American National Variable Annuity Separate Account
Statements of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 32	$ 4	$ 7	$ 1	$ 2
Mortality and expense charge	(4)	(10)	(20)	(1)	(2)
Net investment income/(loss)	**$ 28**	**$ (6)**	**$ (13)**	**$ —**	**$ —**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (25)	$ 94	$ 326	$ 11	$ 36
Change in unrealized gains/(losses)	10	14	5	(8)	(17)
Net realized and change in unrealized gains/(losses) on investments	(15)	108	331	3	19
Increase/(decrease) in net assets from operations	**$ 13**	**$ 102**	**$ 318**	**$ 3**	**$ 19**

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account
Statements of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Fidelity VIP Value Strategies - Service Class 2	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund**	Invesco V.I. Health Care Fund - Series I
ASSETS					
Investments, at fair value	$ 355	$ 4	$ 137	$ 157	$ 134
Total assets	$ 355	$ 4	$ 137	$ 157	$ 134
NET ASSETS					
Accumulation units	$ 355	$ 4	$ 137	$ 157	$ 134
Total net assets	$ 355	$ 4	$ 137	$ 157	$ 134
Units Outstanding	77,375	135	1,651	60,569	32,399
FUND SHARE INFORMATION					
Number of shares	22,575	57	5,307	9,005	4,966
Cost of investment	$ 314	$ 3	$ 135	$ 166	$ 139
UNIT VALUE					
Lowest	$ 3.59	$ 24.08	$ 62.83	$ 1.96	$ 3.17
Highest	$ 5.58	$ 39.22	$ 89.00	$ 3.01	$ 4.86

American National Variable Annuity Separate Account
Statements of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Fidelity VIP Value Strategies - Service Class 2	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund**	Invesco V.I. Health Care Fund - Series I
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 3	$ —	$ 2	$ 3	$ —
Mortality and expense charge	(3)	—	—	(2)	(1)
Net investment income/(loss)	$ —	$ —	$ 2	$ 1	$ (1)
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 54	$ —	$ 3	$ 2	$ 2
Change in unrealized gains/(losses)	(26)	1	4	18	2
Net realized and change in unrealized gains/(losses) on investments	28	1	7	20	4
Increase/(decrease) in net assets from operations	$ 28	$ 1	$ 9	$ 21	$ 3

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.
** This fund was opened on April 30, 2021.

American National Variable Annuity Separate Account
Statements of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	Invesco V.I. Global Real Estate Fund - Series I	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	Lazard Retirement Emerging Markets Portfolio	Lazard Retirement Small-Mid Cap Portfolio
ASSETS					
Investments, at fair value	$ 289	$ 47	$ 231	$ 80	$ 205
Total assets	$ 289	$ 47	$ 231	$ 80	$ 205
NET ASSETS					
Accumulation units	$ 289	$ 47	$ 231	$ 80	$ 205
Total net assets	$ 289	$ 47	$ 231	$ 80	$ 205
Units Outstanding	83,000	12,572	69,223	19,394	38,538
FUND SHARE INFORMATION					
Number of shares	21,577	2,430	9,686	3,673	14,168
Cost of investment	$ 326	$ 43	$ 171	$ 74	$ 235
UNIT VALUE					
Lowest	$ 2.95	$ 2.52	$ 2.07	$ 3.66	$ 4.63
Highest	$ 4.57	$ 4.37	$ 4.00	$ 4.60	$ 5.73

American National Variable Annuity Separate Account
Statements of Operations
Year ended December 31, 2024
(Amounts in thousands)

	Invesco V.I. Global Real Estate Fund - Series I	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	Lazard Retirement Emerging Markets Portfolio	Lazard Retirement Small-Mid Cap Portfolio
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 6	$ —	$ —	$ 3	$ —
Mortality and expense charge	(3)	(1)	(2)	(1)	(2)
Net investment income/(loss)	$ 3	$ (1)	$ (2)	$ 2	$ (2)
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ (3)	$ 6	$ (8)	$ 1	$ 11
Change in unrealized gains/(losses)	(9)	5	80	3	10
Net realized and change in unrealized gains/(losses) on investments	(12)	11	72	4	21
Increase/(decrease) in net assets from operations	$ (9)	$ 10	$ 70	$ 6	$ 19

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account
Statements of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio
ASSETS					
Investments, at fair value	$ 317	$ 1,544	$ 220	$ 130	$ 1,534
Total assets	$ 317	$ 1,544	$ 220	$ 130	$ 1,534
NET ASSETS					
Accumulation units	$ 317	$ 1,544	$ 220	$ 130	$ 1,534
Total net assets	$ 317	$ 1,544	$ 220	$ 130	$ 1,534
Units Outstanding	4,685	271,137	48,172	26,651	334,264
FUND SHARE INFORMATION					
Number of shares	10,022	21,060	5,546	3,645	53,951
Cost of investment	$ 249	$ 1,178	$ 176	$ 105	$ 1,466
UNIT VALUE					
Lowest	$ 53.82	$ 2.86	$ 3.21	$ 2.96	$ 3.50
Highest	$ 76.73	$ 9.30	$ 5.26	$ 5.38	$ 5.54

American National Variable Annuity Separate Account
Statements of Operations
Year ended December 31, 2024
(Amounts in thousands)

	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 2	$ —	$ 1	$ 1	$ 29
Mortality and expense charge	(4)	(16)	(2)	(1)	(17)
Net investment income/(loss)	$ (2)	$ (16)	$ (1)	$ —	$ 12
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 24	$ 151	$ 17	$ 9	$ 143
Change in unrealized gains/(losses)	31	229	18	12	7
Net realized and change in unrealized gains/(losses) on investments	55	380	35	21	150
Increase/(decrease) in net assets from operations	$ 53	$ 364	$ 34	$ 21	$ 162

See accompanying notes to the financial statements.

14

American National Variable Annuity Separate Account
Statements of Net Assets
As of December 31, 2024
(Amounts in thousands except for unit and share information)

	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio	VanEck VIP Emerging Markets Fund - Initial Class	VanEck VIP Global Resources Fund - Initial Class
ASSETS					
Investments, at fair value	$ 954	$ 418	$ 1,176	$ 138	$ 26
Total assets	**$ 954**	**$ 418**	**$ 1,176**	**$ 138**	**$ 26**
NET ASSETS					
Accumulation units	$ 954	$ 418	$ 1,176	$ 138	$ 26
Total net assets	**$ 954**	**$ 418**	**$ 1,176**	**$ 138**	**$ 26**
Units outstanding	502,631	253,911	120,525	44,031	9,383
FUND SHARE INFORMATION					
Number of shares	63,758	89,223	40,639	15,020	1,018
Cost of investment	$ 945	$ 429	$ 1,181	$ 175	$ 22
UNIT VALUE					
Lowest	$ 1.42	$ 1.31	$ 5.86	$ 3.01	$ 2.58
Highest	$ 2.53	$ 1.78	$ 11.76	$ 3.55	$ 3.13

American National Variable Annuity Separate Account
Statements of Operations
Year ended December 31, 2024
(Amounts in thousands)

	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio	VanEck VIP Emerging Markets Fund - Initial Class	VanEck VIP Global Resources Fund - Initial Class
NET INVESTMENT INCOME/(LOSS)					
Dividends	$ 9	$ 17	$ —	$ 2	$ 1
Mortality and expense charge	(8)	(3)	(16)	(2)	—
Net investment income/(loss)	**$ 1**	**$ 14**	**$ (16)**	**$ —**	**$ 1**
NET REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS					
Net realized gains/(losses)	$ 28	$ (3)	$ 126	$ (1)	$ —
Change in unrealized gains/(losses)	—	6	(16)	1	(1)
Net realized and change in unrealized gains/(losses) on investments	28	3	110	—	(1)
Increase/(decrease) in net assets from operations	**$ 29**	**$ 17**	**$ 94**	**$ —**	**$ —**

See accompanying notes to the financial statements.

15

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (4)	$ (8)	$ (1)	$ (11)	$ (5)
Net realized gains/(losses)	6	45	16	16	(72)
Change in net unrealized appreciation (depreciation) on investments	74	416	85	313	161
Increase/(decrease) in net assets from operations	$ 76	$ 453	$ 100	$ 318	$ 84
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 90	$ 43	$ 22	$ 9	$ 22
Policy terminations/withdrawals and charges	(15)	(213)	(33)	(41)	(255)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ 75	$ (170)	$ (11)	$ (32)	$ (233)
INCREASE/(DECREASE) IN NET ASSETS	$ 151	$ 283	$ 89	$ 286	$ (149)
NET ASSETS AT BEGINNING OF PERIOD	456	1,032	462	778	594
NET ASSETS AT END OF PERIOD	$ 607	$ 1,315	$ 551	$ 1,064	$ 445

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Alger Small Cap Growth Portfolio - Class I-2		Federated Hermes Fund for U.S. Government Securities II		Federated Hermes High Income Bond Fund II - Primary Shares		Federated Hermes Kaufmann Fund II - Primary Shares		Federated Hermes Managed Volatility Fund II - Primary Shares	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(1)	$	9	$	47	$	—	$	6
Net realized gains/(losses)		(65)		(5)		(13)		14		(18)
Change in net unrealized appreciation (depreciation) on investments		101		(5)		20		30		61
Increase/(decrease) in net assets from operations	$	35	$	(1)	$	54	$	44	$	49
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	125	$	66	$	135	$	19	$	18
Policy terminations/withdrawals and charges		(148)		(27)		(106)		(89)		(132)
Contract maintenance fees		—		—		—		—		—
Increase/(decrease) in net assets from contract transactions	$	(23)	$	39	$	29	$	(70)	$	(114)
INCREASE/(DECREASE) IN NET ASSETS	$	12	$	38	$	83	$	(26)	$	(65)
NET ASSETS AT BEGINNING OF PERIOD		483		319		987		310		325
NET ASSETS AT END OF PERIOD	$	495	$	357	$	1,070	$	284	$	260

See accompanying notes to the financial statements.

17

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 2	$ 2	$ 1	$ —	$ —
Net realized gains/(losses)	(1)	17	4	—	1
Change in net unrealized appreciation (depreciation) on investments	2	14	4	—	2
Increase/(decrease) in net assets from operations	$ 3	$ 33	$ 9	$ —	$ 3
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 4	$ 7	$ 3	$ —	$ —
Policy terminations/withdrawals and charges	(5)	(19)	(24)	—	(2)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (1)	$ (12)	$ (21)	$ —	$ (2)
INCREASE/(DECREASE) IN NET ASSETS	$ 2	$ 21	$ (12)	$ —	$ 1
NET ASSETS AT BEGINNING OF PERIOD	97	368	150	—	18
NET ASSETS AT END OF PERIOD	$ 99	$ 389	$ 138	$ —	$ 19

See accompanying notes to the financial statements.

18

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (33)	$ (32)	$ 1	$ 2	$ 19
Net realized gains/(losses)	463	655	33	20	—
Change in net unrealized appreciation (depreciation) on investments	346	317	25	15	—
Increase/(decrease) in net assets from operations	$ 776	$ 940	$ 59	$ 37	$ 19
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 8	$ 100	$ 1	$ 18	$ 4
Policy terminations/withdrawals and charges	(261)	(562)	(24)	(10)	(41)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (253)	$ (462)	$ (23)	$ 8	$ (37)
INCREASE/(DECREASE) IN NET ASSETS	$ 523	$ 478	$ 36	$ 45	$ (18)
NET ASSETS AT BEGINNING OF PERIOD	2,514	3,063	441	268	525
NET ASSETS AT END OF PERIOD	$ 3,037	$ 3,541	$ 477	$ 313	$ 507

See accompanying notes to the financial statements.

19

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP Government Money Market Portfolio - Service Class 2	Fidelity VIP Growth - Initial Class	Fidelity VIP Growth and Income - Initial Class	Fidelity VIP Growth and Income - Service Class 2	Fidelity VIP Growth Opportunities Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 95	$ (17)	$ —	$ 1	$ (11)
Net realized gains/(losses)	—	310	9	69	23
Change in net unrealized appreciation (depreciation) on investments	—	5	12	13	253
Increase/(decrease) in net assets from operations	$ 95	$ 298	$ 21	$ 83	$ 265
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 486	$ 3	$ —	$ 35	$ —
Policy terminations/withdrawals and charges	(607)	(54)	—	(124)	(29)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (121)	$ (51)	$ —	$ (89)	$ (29)
INCREASE/(DECREASE) IN NET ASSETS	$ (26)	$ 247	$ 21	$ (6)	$ 236
NET ASSETS AT BEGINNING OF PERIOD	2,340	1,073	101	407	722
NET ASSETS AT END OF PERIOD	$ 2,314	$ 1,320	$ 122	$ 401	$ 958

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP Growth Opportunities Portfolio - Service Class 2		Fidelity VIP High Income - Initial Class		Fidelity VIP Index 500 Portfolio - Initial Class		Fidelity VIP Index 500 Portfolio - Service Class 2		Fidelity VIP Investment Grade Bond Portfolio - Initial Class	
INCREASE/(DECREASE) IN NET ASSETS										
Net investment income/(loss)	$	(12)	$	2	$	1	$		$	9
Net realized gains/(losses)		59		—		136		—		134
Change in net unrealized appreciation (depreciation) on investments		267		2		464		—		416
Increase/(decrease) in net assets from operations	$	314	$	4	$	601	$	—	$	559
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS										
Payments received from contract owners	$	22	$	2	$	282	$	—	$	320
Policy terminations/withdrawals and charges		(93)		(1)		(148)		—		(215)
Contract maintenance fees		—		—		—		—		—
Increase/(decrease) in net assets from contract transactions	$	(71)	$	1	$	134	$	—	$	105
INCREASE/(DECREASE) IN NET ASSETS	$	243	$	5	$	735	$	—	$	664
NET ASSETS AT BEGINNING OF PERIOD		861		53		2,658		2,323		5
NET ASSETS AT END OF PERIOD	$	1,104	$	58	$	3,393	$	2,987	$	5

See accompanying notes to the financial statements.

21

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 28	$ (6)	$ (13)	$ —	$ —
Net realized gains/(losses)	(25)	94	326	11	36
Change in net unrealized appreciation (depreciation) on investments	10	14	5	(8)	(17)
Increase/(decrease) in net assets from operations	$ 13	$ 102	$ 318	$ 3	$ 19
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 73	$ 3	$ 66	$ 2	$ 7
Policy terminations/withdrawals and charges	(134)	(11)	(202)	(29)	(73)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (61)	$ (8)	$ (136)	$ (27)	$ (66)
INCREASE/(DECREASE) IN NET ASSETS	$ (48)	$ 94	$ 182	$ (24)	$ (47)
NET ASSETS AT BEGINNING OF PERIOD	987	644	2,006	107	203
NET ASSETS AT END OF PERIOD	$ 939	$ 738	$ 2,188	$ 83	$ 156

See accompanying notes to the financial statements.

22

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Fidelity VIP Value Strategies - Service Class 2	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund**	Invesco V.I. Health Care Fund - Series I
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ —	$ 2	$ 1	$ (1)
Net realized gains/(losses)	54	—	3	2	2
Change in net unrealized appreciation (depreciation) on investments	(26)	1	4	18	2
Increase/(decrease) in net assets from operations	$ 28	$ 1	$ 9	$ 21	$ 3
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 22	$ —	$ 60	$ 14	$ 55
Policy terminations/withdrawals and charges	(22)	(1)	(11)	(65)	(21)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ —	$ (1)	$ 49	$ (51)	$ 34
INCREASE/(DECREASE) IN NET ASSETS	$ 28	$ —	$ 58	$ (30)	$ 37
NET ASSETS AT BEGINNING OF PERIOD	327	4	79	187	97
NET ASSETS AT END OF PERIOD	$ 355	$ 4	$ 137	$ 157	$ 134

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	Invesco V.I. Global Real Estate Fund - Series I	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	Lazard Retirement Emerging Markets Portfolio	Lazard Retirement Small-Mid Cap Portfolio
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 3	$ (1)	$ (2)	$ 2	$ (2)
Net realized gains/(losses)	(3)	6	(8)	1	11
Change in net unrealized appreciation (depreciation) on investments	(9)	5	80	3	10
Increase/(decrease) in net assets from operations	$ (9)	$ 10	$ 70	$ 6	$ 19
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 82	$ 6	$ 9	$ —	$ 8
Policy terminations/withdrawals and charges	(14)	(58)	(61)	(9)	(5)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ 68	$ (52)	$ (52)	$ (9)	$ 3
INCREASE/(DECREASE) IN NET ASSETS	$ 59	$ (42)	$ 18	$ (3)	$ 22
NET ASSETS AT BEGINNING OF PERIOD	230	89	213	83	183
NET ASSETS AT END OF PERIOD	$ 289	$ 47	$ 231	$ 80	$ 205

See accompanying notes to the financial statements.

24

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (2)	$ (16)	$ (1)	$ —	$ 12
Net realized gains/(losses)	24	151	17	9	143
Change in net unrealized appreciation (depreciation) on investments	31	229	18	12	7
Increase/(decrease) in net assets from operations	$ 53	$ 364	$ 34	$ 21	$ 162
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 6	$ 46	$ 6	$ 2	$ 78
Policy terminations/withdrawals and charges	(28)	(71)	(5)	(12)	(247)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (22)	$ (25)	$ 1	$ (10)	$ (169)
INCREASE/(DECREASE) IN NET ASSETS	$ 31	$ 339	$ 35	$ 11	$ (7)
NET ASSETS AT BEGINNING OF PERIOD	286	1,205	185	119	1,541
NET ASSETS AT END OF PERIOD	$ 317	$ 1,544	$ 220	$ 130	$ 1,534

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2024

(Amounts in thousands)

	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio	VanEck VIP Emerging Markets Fund - Initial Class	VanEck VIP Global Resources Fund - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 1	$ 14	$ (16)	$ —	$ 1
Net realized gains/(losses)	28	(3)	126	(1)	—
Change in net unrealized appreciation (depreciation) on investments	—	6	(16)	1	(1)
Increase/(decrease) in net assets from operations	$ 29	$ 17	$ 94	$ —	$ —
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 78	$ 104	$ 14	$ 6	$ 9
Policy terminations/withdrawals and charges	(113)	(110)	(93)	(7)	(1)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (35)	$ (6)	$ (79)	$ (1)	$ 8
INCREASE/(DECREASE) IN NET ASSETS	$ (6)	$ 11	$ 15	$ (1)	$ 8
NET ASSETS AT BEGINNING OF PERIOD	960	407	1,161	139	18
NET ASSETS AT END OF PERIOD	$ 954	$ 418	$ 1,176	$ 138	$ 26

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Alger Balanced Portfolio - Class I-2	Alger Capital Appreciation Portfolio - Class I-2	Alger Growth & Income Portfolio - Class I-2	Alger Large Cap Growth Portfolio - Class I-2	Alger Mid Cap Growth Portfolio - Class I-2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 2	$ (7)	$ 2	$ (9)	$ (6)
Net realized gains/(losses)	8	7	26	26	(10)
Change in net unrealized appreciation (depreciation) on investments	54	323	61	189	143
Increase/(decrease) in net assets from operations	$ 64	$ 323	$ 89	$ 206	$ 127
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 32	$ 35	$ 12	$ 13	$ 13
Policy terminations/withdrawals and charges	(28)	(102)	(33)	(118)	(188)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ 4	$ (67)	$ (21)	$ (105)	$ (175)
INCREASE/(DECREASE) IN NET ASSETS	$ 68	$ 256	$ 68	$ 101	$ (48)
NET ASSETS AT BEGINNING OF PERIOD	388	776	394	677	642
NET ASSETS AT END OF PERIOD	$ 456	$ 1,032	$ 462	$ 778	$ 594

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Alger Small Cap Growth Portfolio - Class I-2	Federated Hermes Fund for U.S. Government Securities II	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (4)	$ 6	$ 48	$ (3)	$ 4
Net realized gains/(losses)	8	(1)	(28)	(2)	(4)
Change in net unrealized appreciation (depreciation) on investments	62	6	86	44	24
Increase/(decrease) in net assets from operations	$ 66	$ 11	$ 106	$ 39	$ 24
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 22	$ 10	$ 55	$ 18	$ 18
Policy terminations/withdrawals and charges	(24)	(4)	(110)	(11)	(19)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (2)	$ 6	$ (55)	$ 7	$ (1)
INCREASE/(DECREASE) IN NET ASSETS	$ 64	$ 17	$ 51	$ 46	$ 23
NET ASSETS AT BEGINNING OF PERIOD	419	302	936	264	302
NET ASSETS AT END OF PERIOD	$ 483	$ 319	$ 987	$ 310	$ 325

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Federated Hermes Quality Bond Fund II - Primary Shares	Fidelity VIP Asset Manager Growth Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Initial Class	Fidelity VIP Asset Manager Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 1	$ 2	$ 1	$ —	$ —
Net realized gains/(losses)	(1)	5	1	—	1
Change in net unrealized appreciation (depreciation) on investments	4	41	13	—	2
Increase/(decrease) in net assets from operations	$ 4	$ 48	$ 15	$ —	$ 3
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 3	$ 3	$ 1	$ —	$ —
Policy terminations/withdrawals and charges	(2)	(13)	(7)	—	—
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ 1	$ (10)	$ (6)	$ —	$ —
INCREASE/(DECREASE) IN NET ASSETS	$ 5	$ 38	$ 9	$ —	$ 3
NET ASSETS AT BEGINNING OF PERIOD	92	330	141	—	15
NET ASSETS AT END OF PERIOD	$ 97	$ 368	$ 150	$ —	$ 18

See accompanying notes to the financial statements.

29

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Fidelity VIP Contrafund Portfolio - Initial Class	Fidelity VIP Contrafund Portfolio - Service Class 2	Fidelity VIP Equity-Income Portfolio - Initial Class	Fidelity VIP Equity-Income Portfolio - Service Class 2	Fidelity VIP Government Money Market Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (20)	$ (21)	$ 2	$ 2	$ 18
Net realized gains/(losses)	182	186	29	8	—
Change in net unrealized appreciation (depreciation) on investments	481	618	5	12	—
Increase/(decrease) in net assets from operations	$ 643	$ 783	$ 36	$ 22	$ 18
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 8	$ 81	$ 1	$ 20	$ 5
Policy terminations/withdrawals and charges	(263)	(429)	(65)	(14)	(34)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (255)	$ (348)	$ (64)	$ 6	$ (29)
INCREASE/(DECREASE) IN NET ASSETS	$ 388	$ 435	$ (28)	$ 28	$ (11)
NET ASSETS AT BEGINNING OF PERIOD	2,126	2,628	469	240	536
NET ASSETS AT END OF PERIOD	$ 2,514	$ 3,063	$ 441	$ 268	$ 525

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Fidelity VIP Government Money Market Portfolio - Service Class 2	Fidelity VIP Growth - Initial Class	Fidelity VIP Growth and Income - Initial Class	Fidelity VIP Growth and Income - Service Class 2	Fidelity VIP Growth Opportunities Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 85	$ (12)	$ 1	$ 2	$ (8)
Net realized gains/(losses)	—	84	4	44	27
Change in net unrealized appreciation (depreciation) on investments	—	216	10	19	210
Increase/(decrease) in net assets from operations	$ 85	$ 288	$ 15	$ 65	$ 229
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 351	$ 3	$ —	$ 27	$ 2
Policy terminations/withdrawals and charges	(411)	(102)	—	(106)	(48)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (60)	$ (99)	$ —	$ (79)	$ (46)
INCREASE/(DECREASE) IN NET ASSETS	$ 25	$ 189	$ 15	$ (14)	$ 183
NET ASSETS AT BEGINNING OF PERIOD	2,315	884	86	421	539
NET ASSETS AT END OF PERIOD	$ 2,340	$ 1,073	$ 101	$ 407	$ 722

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Fidelity VIP Growth Opportunities Portfolio - Service Class 2	Fidelity VIP High Income - Initial Class	Fidelity VIP Index 500 Portfolio - Initial Class	Fidelity VIP Index 500 Portfolio - Service Class 2	Fidelity VIP Investment Grade Bond Portfolio - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (9)	$ 2	$ 3	$ 9	$ —
Net realized gains/(losses)	(25)	(1)	413	154	—
Change in net unrealized appreciation (depreciation) on investments	302	3	158	313	—
Increase/(decrease) in net assets from operations	$ 268	$ 4	$ 574	$ 476	$ —
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 18	$ 1	$ 17	$ 109	$ —
Policy terminations/withdrawals and charges	(134)	—	(544)	(277)	—
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (116)	$ 1	$ (527)	$ (168)	$ —
INCREASE/(DECREASE) IN NET ASSETS	$ 152	$ 5	$ 47	$ 308	$ —
NET ASSETS AT BEGINNING OF PERIOD	709	48	2,611	2,015	5
NET ASSETS AT END OF PERIOD	$ 861	$ 53	$ 2,658	$ 2,323	$ 5

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	Fidelity VIP Mid Cap Portfolio - Initial Class	Fidelity VIP Mid Cap Portfolio - Service Class 2	Fidelity VIP Overseas Portfolio - Initial Class	Fidelity VIP Value Portfolio - Service Class 2
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 20	$ (4)	$ (12)	$ (1)	$ (3)
Net realized gains/(losses)	(21)	19	62	12	69
Change in net unrealized appreciation (depreciation) on investments	53	63	198	9	(11)
Increase/(decrease) in net assets from operations	$ 52	$ 78	$ 248	$ 20	$ 55
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 72	$ 3	$ 49	$ 2	$ 5
Policy terminations/withdrawals and charges	(133)	(14)	(355)	(26)	(237)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (61)	$ (11)	$ (306)	$ (24)	$ (232)
INCREASE/(DECREASE) IN NET ASSETS	$ (9)	$ 67	$ (58)	$ (4)	$ (177)
NET ASSETS AT BEGINNING OF PERIOD	996	577	2,064	111	380
NET ASSETS AT END OF PERIOD	$ 987	$ 644	$ 2,006	$ 107	$ 203

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Fidelity VIP Value Strategies - Service Class 2	Invesco V.I. Discovery Mid Cap Growth Fund*	Invesco V.I. Diversified Dividend Fund - Series I	Invesco V.I. Equity and Income Fund	Invesco V.I. Health Care Fund - Series I
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ —	$ 2	$ 2	$ (1)
Net realized gains/(losses)	11	(4)	6	7	(1)
Change in net unrealized appreciation (depreciation) on investments	41	4	(1)	7	3
Increase/(decrease) in net assets from operations	$ 52	$ —	$ 7	$ 16	$ 1
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 16	$ —	$ 11	$ 9	$ 11
Policy terminations/withdrawals and charges	(8)	(8)	(17)	(8)	(10)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ 8	$ (8)	$ (6)	$ 1	$ 1
INCREASE/(DECREASE) IN NET ASSETS	$ 60	$ (8)	$ 1	$ 17	$ 2
NET ASSETS AT BEGINNING OF PERIOD	267	12	78	170	95
NET ASSETS AT END OF PERIOD	$ 327	$ 4	$ 79	$ 187	$ 97

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

See accompanying notes to the financial statements.

34

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	Invesco V.I. Global Real Estate Fund - Series I	Invesco V.I. Small Cap Equity Fund - Series I	Invesco V.I. Technology Fund - Series I	Lazard Retirement Emerging Markets Portfolio	Lazard Retirement Small-Mid Cap Portfolio
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ —	$ (1)	$ (2)	$ 3	$ (2)
Net realized gains/(losses)	(5)	(9)	(9)	1	1
Change in net unrealized appreciation (depreciation) on investments	21	24	78	12	15
Increase/(decrease) in net assets from operations	$ 16	$ 14	$ 67	$ 16	$ 14
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 14	$ 7	$ 10	$ —	$ 5
Policy terminations/withdrawals and charges	(23)	(68)	(18)	(7)	—
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (9)	$ (61)	$ (8)	$ (7)	$ 5
INCREASE/(DECREASE) IN NET ASSETS	$ 7	$ (47)	$ 59	$ 9	$ 19
NET ASSETS AT BEGINNING OF PERIOD	223	136	154	74	164
NET ASSETS AT END OF PERIOD	$ 230	$ 89	$ 213	$ 83	$ 183

See accompanying notes to the financial statements.

35

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	MFS Core Equity Portfolio - Initial Class	MFS Growth Series - Initial Class	MFS Investors Trust Series - Initial Class	MFS Research Series - Initial Class	T. Rowe Price Equity Income Portfolio
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ (1)	$ (12)	$ (1)	$ —	$ 16
Net realized gains/(losses)	18	112	20	6	58
Change in net unrealized appreciation (depreciation) on investments	37	217	9	15	47
Increase/(decrease) in net assets from operations	$ 54	$ 317	$ 28	$ 21	$ 121
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 8	$ 36	$ 5	$ 2	$ 61
Policy terminations/withdrawals and charges	(41)	(72)	(27)	(2)	(190)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (33)	$ (36)	$ (22)	$ —	$ (129)
INCREASE/(DECREASE) IN NET ASSETS	$ 21	$ 281	$ 6	$ 21	$ (8)
NET ASSETS AT BEGINNING OF PERIOD	265	924	179	98	1,549
NET ASSETS AT END OF PERIOD	$ 286	$ 1,205	$ 185	$ 119	$ 1,541

See accompanying notes to the financial statements.

American National Variable Annuity Separate Account

Statements of Changes in Net Assets

Year ended December 31, 2023

(Amounts in thousands)

	T. Rowe Price International Stock Portfolio	T. Rowe Price Limited-Term Bond Portfolio	T. Rowe Price Mid-Cap Growth Portfolio	VanEck VIP Emerging Markets Fund - Initial Class	VanEck VIP Global Resources Fund - Initial Class
INCREASE/(DECREASE) IN NET ASSETS					
Net investment income/(loss)	$ 2	$ 10	$ (15)	$ 3	$ 1
Net realized gains/(losses)	(9)	(4)	83	—	—
Change in net unrealized appreciation (depreciation) on investments	143	10	130	8	(1)
Increase/(decrease) in net assets from operations	$ 136	$ 16	$ 198	$ 11	$ —
INCREASE/(DECREASE) IN NET ASSETS FROM CONTRACT TRANSACTIONS					
Payments received from contract owners	$ 48	$ 32	$ 19	$ 1	$ —
Policy terminations/withdrawals and charges	(141)	(57)	(274)	—	(7)
Contract maintenance fees	—	—	—	—	—
Increase/(decrease) in net assets from contract transactions	$ (93)	$ (25)	$ (255)	$ 1	$ (7)
INCREASE/(DECREASE) IN NET ASSETS	$ 43	$ (9)	$ (57)	$ 12	$ (7)
NET ASSETS AT BEGINNING OF PERIOD	917	416	1,218	127	25
NET ASSETS AT END OF PERIOD	$ 960	$ 407	$ 1,161	$ 139	$ 18

See accompanying notes to the financial statements.

37

(1)   ORGANIZATION

American National Variable Annuity Separate Account (" the Separate Account") was established on July 30, 1991 under Texas law as a separate investment account of American National Insurance Company ("the Sponsor"). The Separate Account began operations on April 20, 1994. The Separate Account's assets are segregated from the Sponsor's general assets and are used only to support variable annuity products issued by the Sponsor. The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended, as a unit investment trust. Under the terms of registration, the Separate Account is authorized to issue an unlimited number of units.

The Separate Account cannot be charged with liabilities arising out of any other business of the Sponsor. The Separate Account's assets are segregated from the Sponsor's general assets and are used only to support the following variable annuity products issued by the Sponsor:

WealthQuest Variable Annuity II
Investrac Gold Variable Annuity
WealthQuest III Variable Annuity - No Rider
WealthQuest III Variable Annuity - 6 yr Ratchet
WealthQuest III Variable Annuity - 3% Rollup
WealthQuest III Variable Annuity - 5% Rollup
WealthQuest III Group Unallocated Variable Annuity

These financial statements report the results of the subaccounts for the various variable annuity products. As of December 31, 2024, there are 55 active subaccounts within the Separate Account:

Alger Balanced Portfolio - Class I-2
Alger Capital Appreciation Portfolio - Class I-2
Alger Growth & Income Portfolio - Class I-2
Alger Large Cap Growth Portfolio - Class I-2
Alger Mid Cap Growth Portfolio - Class I-2
Alger Small Cap Growth Portfolio - Class I-2
Federated Hermes Fund for U.S. Government Securities II
Federated Hermes High Income Bond Fund II - Primary Shares
Federated Hermes Kaufmann Fund II - Primary Shares
Federated Hermes Managed Volatility Fund II - Primary Shares
Federated Hermes Quality Bond Fund II - Primary Shares
Fidelity VIP Asset Manager Growth Portfolio - Initial Class
Fidelity VIP Asset Manager Portfolio - Initial Class
Fidelity VIP Asset Manager Portfolio - Service Class 2
Fidelity VIP Balanced Portfolio - Initial Class
Fidelity VIP Contrafund Portfolio - Initial Class
Fidelity VIP Contrafund Portfolio - Service Class 2
Fidelity VIP Equity-Income Portfolio - Initial Class
Fidelity VIP Equity-Income Portfolio - Service Class 2
Fidelity VIP Government Money Market Portfolio - Initial Class
Fidelity VIP Government Money Market Portfolio - Service Class 2
Fidelity VIP Growth - Initial Class
Fidelity VIP Growth and Income - Initial Class
Fidelity VIP Growth and Income - Service Class 2
Fidelity VIP Growth Opportunities Portfolio - Initial Class
Fidelity VIP Growth Opportunities Portfolio - Service Class 2
Fidelity VIP High Income - Initial Class
Fidelity VIP Index 500 Portfolio - Initial Class

Fidelity VIP Index 500 Portfolio - Service Class 2
Fidelity VIP Investment Grade Bond Portfolio - Initial Class
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2
Fidelity VIP Mid Cap Portfolio - Initial Class
Fidelity VIP Mid Cap Portfolio - Service Class 2
Fidelity VIP Overseas Portfolio - Initial Class
Fidelity VIP Value Portfolio - Service Class 2
Fidelity VIP Value Strategies - Service Class 2
Invesco V.I. Discovery Mid Cap Growth Fund
Invesco V.I. Diversified Dividend Fund - Series I
Invesco V.I. Equity and Income Fund
Invesco V.I. Health Care Fund - Series I
Invesco V.I. Global Real Estate Fund - Series I
Invesco V.I. Small Cap Equity Fund - Series I
Invesco V.I. Technology Fund - Series I
Lazard Retirement Emerging Markets Portfolio
Lazard Retirement Small-Mid Cap Portfolio
MFS Core Equity Portfolio - Initial Class
MFS Growth Series - Initial Class
MFS Investors Trust Series - Initial Class
MFS Research Series - Initial Class
T. Rowe Price Equity Income Portfolio
T. Rowe Price International Stock Portfolio
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price Mid-Cap Growth Portfolio
VanEck VIP Emerging Markets Fund - Initial Class
VanEck VIP Global Resources Fund - Initial Class

Although not all subaccounts are offered in each product, each of the subaccounts is invested only in a corresponding portfolio of the following mutual fund companies: The Alger Portfolios, Federated Hermes Insurance Series, Fidelity Variable Insurance

Products, Invesco Variable Insurance Funds, MFS Variable Insurance Trust, VanEck VIP Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc. and Lazard Retirement Series.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Separate Account have been prepared on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP"). The Separate Account is an investment company and follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of the financial statements. Actual results in the future could differ from management's estimates.

Investments - Investments in shares of the separate investment portfolios are stated at fair value. The determination of fair value is based on a three-tier hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect American National Group's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Investment transactions are accounted for on the trade date. Realized gains and losses on investments are determined on the basis of identified cost. The difference between cost and fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments. Capital gain distributions and dividends from mutual funds are recorded and reinvested upon receipt.

Fair Value Measurements - A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair values for the shares of the separate investment portfolios are determined through a quoted market price from each respective portfolio, which meets the level one hierarchy definition. The net asset value for each share is equal to the quoted market price.

Federal Taxes - The operations of the Separate Account form part of, and are taxed with, the operations of the Sponsor. Under the Internal Revenue Code, all ordinary income and capital gains allocated to the contract owners are not taxed to the Sponsor. As a result, the unit values of the subaccounts are not affected by federal income taxes on distributions received by the subaccounts. Accordingly, no provision for income taxes is required in the accompanying financial statements.

(3) SHARES PURCHASES AND SALES

For the year ended December 31, 2024, the aggregate cost of purchases (including reinvestment of dividend distributions and transfers between mutual fund portfolios) and proceeds from sales of investments in the mutual portfolios were as follows (in thousands):

Sub-account	Purchases		Sales	
Alger Balanced Portfolio - Class I-2	$	90	$	15
Alger Capital Appreciation Portfolio - Class I-2		43		213
Alger Growth & Income Portfolio - Class I-2		22		33
Alger Large Cap Growth Portfolio - Class I-2		9		41
Alger Mid Cap Growth Portfolio - Class I-2		22		255
Alger Small Cap Growth Portfolio - Class I-2		125		148
Federated Hermes Fund for U.S. Government Securities II		66		27
Federated Hermes High Income Bond Fund II - Primary Shares		135		106
Federated Hermes Kaufmann Fund II - Primary Shares		19		89
Federated Hermes Managed Volatility Fund II - Primary Shares		18		132
Federated Hermes Quality Bond Fund II - Primary Shares		4		5
Fidelity VIP Asset Manager Growth Portfolio - Initial Class		7		19
Fidelity VIP Asset Manager Portfolio - Initial Class		3		24
Fidelity VIP Asset Manager Portfolio - Service Class 2		—		—
Fidelity VIP Balanced Portfolio - Initial Class		—		2
Fidelity VIP Contrafund Portfolio - Initial Class		8		261
Fidelity VIP Contrafund Portfolio - Service Class 2		100		562
Fidelity VIP Equity-Income Portfolio - Initial Class		1		24
Fidelity VIP Equity-Income Portfolio - Service Class 2		18		10
Fidelity VIP Government Money Market Portfolio - Initial Class		4		43
Fidelity VIP Government Money Market Portfolio - Service Class 2		486		607
Fidelity VIP Growth - Initial Class		3		54
Fidelity VIP Growth and Income - Initial Class		—		—
Fidelity VIP Growth and Income - Service Class 2		35		124
Fidelity VIP Growth Opportunities Portfolio - Initial Class		—		29
Fidelity VIP Growth Opportunities Portfolio - Service Class 2		22		93
Fidelity VIP High Income - Initial Class		2		1
Fidelity VIP Index 500 Portfolio - Initial Class		282		148
Fidelity VIP Index 500 Portfolio - Service Class 2		320		215
Fidelity VIP Investment Grade Bond Portfolio - Initial Class		—		—
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2		73		134
Fidelity VIP Mid Cap Portfolio - Initial Class		3		11
Fidelity VIP Mid Cap Portfolio - Service Class 2		66		202
Fidelity VIP Overseas Portfolio - Initial Class		2		29
Fidelity VIP Value Portfolio - Service Class 2		7		73
Fidelity VIP Value Strategies - Service Class 2		22		22
Invesco V.I. Discovery Mid Cap Growth Fund*		—		1
Invesco V.I. Diversified Dividend Fund - Series I		60		11
Invesco V.I. Equity and Income Fund**		14		65
Invesco V.I. Health Care Fund - Series I		55		21
Invesco V.I. Global Real Estate Fund - Series I		82		14
Invesco V.I. Small Cap Equity Fund - Series I		6		58
Invesco V.I. Technology Fund - Series I		9		61
Lazard Retirement Emerging Markets Portfolio		—		9
Lazard Retirement Small-Mid Cap Portfolio		8		5
MFS Core Equity Portfolio - Initial Class		6		28
MFS Growth Series - Initial Class		46		71
MFS Investors Trust Series - Initial Class		6		5
MFS Research Series - Initial Class		2		12
T. Rowe Price Equity Income Portfolio		78		247
T. Rowe Price International Stock Portfolio		78		113
T. Rowe Price Limited-Term Bond Portfolio		104		112
T. Rowe Price Mid-Cap Growth Portfolio		14		93
VanEck VIP Emerging Markets Fund - Initial Class		6		7
VanEck VIP Global Resources Fund - Initial Class		9		1
Total	$	**2,600**	$	**4,685**

* Formerly named Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund.

(4)   POLICY CHARGES AND DEDUCTIONS

The following policy charges are deducted by the Sponsor from the Separate Account, and are considered to be related party transactions.

Mortality and Expense Risk Charges - Mortality risk and expense risk charges are assessed daily against the Separate Account net assets. This fee was assessed during 2024 on policies in both the accumulation period and the annuity period, and varied by product as follows:

WealthQuest Variable Annuity II	1.15 %
Investrac Gold Variable Annuity	1.25 %
Group Unallocated Variable Annuity	0.35 %
WealthQuest III Variable Annuity	1.10% (with No Riders, accumulation period)
WealthQuest III Variable Annuity	1.15% (with No Riders, annuity period)
WealthQuest III Variable Annuity	1.20% (with Minimum Guaranteed. Death Benefit Rider, 6 year Ratchet)
WealthQuest III Variable Annuity	1.30% (3% Guaranteed Death Benefit Rider)
WealthQuest III Variable Annuity	1.45% (5% Guaranteed Death Benefit Rider)

Administrative Charges - The Sponsor's administrative charges consist of an annual contract fee and a daily administrative asset fee. The annual contract fee ranges between $0 and $35 and is generally waived for those contract values greater than $50,000. At the time of full surrender, the annual contract fee will be deducted on a pro rata basis. The administrative asset fee ranges between 0.10% and 0.90% annually for all contracts. These charges are deducted through redemption of units of interest from applicable contract owners' accounts. The Group Unallocated Variable Annuity annual administration fees based on total contract value are as follows:

$0 - 500,000	0.90 %
$500,001 - 1,000,000	0.70 %
$1,000,001 - 3,000,000	0.50 %
$3,000,001 - 5,000,000	0.25 %
$5,000,001 and above	— %

The administrative charges are imposed directly and charged directly to the contract owner accounts through the redemption of units.

Surrender Charge - On withdrawals of that portion of the accumulation value representing purchase payments, a surrender charge is imposed based upon the number of contract years from date of issue. The surrender charge ranges from a maximum of 7% to 0% depending upon the product and year of withdrawal. The surrender charge is imposed directly to the contract owner accounts through the redemption of units.

Transfer Charge - A range between $0 and $10 transfer charge is imposed after the first twelve transfers in any one policy year for transfers made among the subaccounts. The transfer charge is imposed directly to the contract owner accounts through the redemption of units.

Premium Charge - Premium taxes for certain jurisdictions are deducted from premiums paid based on state of residence. The Sponsor's current practice is to deduct any state imposed premium tax from purchase payments. If a state only imposes premium taxes upon annuitization, the Sponsor will deduct these taxes from the contract value upon annuitization. The premium charge is imposed directly to the contract owner accounts through the redemption of units.

New Accounting Pronouncements Issued but Not Yet Effective - All new accounting standards and updates of existing standards issued but not yet effective as of December 31, 2024 were considered and did not relate to accounting policies and procedures pertinent to the Separate Account at this time or were not expected to have a material impact to the financial statements.

(5) FINANCIAL HIGHLIGHTS

The Sponsor sells a number of variable annuity products having unique combinations of features and fees that are charged against the policyholder's account balance (see Note 4). Differences in fee structures result in a variety of expense ratios and total returns. The unit value, the expense ratio and the total returns are presented for the product with the lowest and highest expense ratio:

		Units (000s)	Unit Value Lowest to Highest($)	Net Assets (000s)($)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Alger Balanced Portfolio - Class I-2							
December 31,	2024	193	2.66 to 2.83	607	0.21	1.20 to 1.55	15.51 to 15.15
December 31,	2023	170	2.31 to 2.45	456	1.86	1.20 to 1.55	15.50 to 16.11
December 31,	2022	170	2.00 to 2.11	388	5.77	1.20 to 1.55	(12.81) to (12.66)
December 31,	2021	196	2.29 to 2.42	503	3.69	1.20 to 1.55	16.24 to 16.91
December 31,	2020	211	1.97 to 2.07	459	1.22	1.20 to 1.55	8.84 to 8.95
Alger Capital Appreciation Portfolio - Class I-2							
December 31,	2024	185	5.87 to 6.25	1,315	—	1.20 to 1.55	45.66 to 46.35
December 31,	2023	218	4.03 to 4.27	1,032	—	1.20 to 1.55	40.91 to 41.39
December 31,	2022	234	2.86 to 3.02	776	7.12	1.20 to 1.55	(37.47) to (37.42)
December 31,	2021	311	4.57 to 4.83	1,659	21.32	1.20 to 1.55	17.18 to 17.52
December 31,	2020	343	3.90 to 4.11	1,538	12.79	1.20 to 1.55	39.78 to 40.27
Alger Growth & Income Portfolio - Class I-2							
December 31,	2024	138	3.73 to 4.49	551	0.96	1.20 to 1.55	21.10 to 22.01
December 31,	2023	141	2.83 to 3.08	462	4.55	1.20 to 1.55	21.98 to 22.22
December 31,	2022	148	2.32 to 2.52	394	8.26	1.20 to 1.55	(16.55) to (15.72)
December 31,	2021	169	2.78 to 2.99	531	8.75	1.20 to 1.55	29.30 to 29.44
December 31,	2020	168	2.15 to 2.31	406	1.96	1.20 to 1.55	13.16 to 13.79
Alger Large Cap Growth Portfolio - Class I-2							
December 31,	2024	257	3.98 to 4.91	1,064	—	1.20 to 1.25	41.13 to 42.32
December 31,	2023	266	2.82 to 3.45	778	—	1.20 to 1.25	31.16 to 32.18
December 31,	2022	305	2.15 to 2.61	677	4.97	1.20 to 1.25	(39.61) to (38.88)
December 31,	2021	308	3.56 to 4.27	1,130	22.73	1.20 to 1.25	10.56 to 11.49
December 31,	2020	317	3.22 to 3.83	1,052	16.32	1.20 to 1.25	65.13 to 66.52
Alger Mid Cap Growth Portfolio - Class I-2							
December 31,	2024	106	3.67 to 4.53	445	—	1.20 to 1.55	19.37 to 20.80
December 31,	2023	181	2.89 to 3.07	594	—	1.20 to 1.55	20.92 to 21.34
December 31,	2022	243	2.39 to 2.53	642	3.05	1.20 to 1.55	(36.94) to (36.75)
December 31,	2021	278	3.79 to 4.00	1,160	33.02	1.20 to 1.55	2.43 to 2.83
December 31,	2020	307	3.70 to 3.89	1,239	14.55	1.20 to 1.55	62.08 to 62.28
Alger Small Cap Growth Portfolio - Class I-2							
December 31,	2024	157	2.71 to 3.34	495	0.43	1.20 to 1.55	6.54 to 7.74
December 31,	2023	175	2.39 to 2.54	483	—	1.20 to 1.55	14.90 to 14.93
December 31,	2022	176	2.08 to 2.21	419	19.10	1.20 to 1.55	(39.00) to (38.61)
December 31,	2021	172	3.41 to 3.60	672	30.28	1.20 to 1.55	(7.59) to (7.46)
December 31,	2020	167	3.69 to 3.89	698	8.15	1.20 to 1.55	64.83 to 64.73
Federated Hermes Fund for U.S. Government Securities II							
December 31,	2024	246	1.19 to 1.58	357	3.45	1.20 to 1.25	(0.83) to 0.71
December 31,	2023	220	1.18 to 1.59	319	2.48	1.20 to 1.25	2.58 to 3.51
December 31,	2022	216	1.14 to 1.55	302	1.91	1.20 to 1.25	(13.64) to (13.41)
December 31,	2021	210	1.32 to 1.79	338	2.63	1.20 to 1.25	(3.65) to (3.24)
December 31,	2020	284	1.37 to 1.85	466	2.19	1.20 to 1.25	3.79 to 3.93
Federated Hermes High Income Bond Fund II - Primary Shares							
December 31,	2024	327	2.92 to 3.61	1,070	5.38	1.20 to 1.55	4.66 to 6.18
December 31,	2023	323	2.63 to 2.79	987	5.99	1.20 to 1.55	10.97 to 11.60
December 31,	2022	347	2.37 to 2.50	936	5.50	1.20 to 1.55	(13.19) to (12.87)
December 31,	2021	358	2.72 to 2.88	1,102	4.75	1.20 to 1.55	3.03 to 3.60
December 31,	2020	410	2.64 to 2.78	1,213	6.00	1.20 to 1.55	3.94 to 4.12

(5) FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Value Lowest to Highest($)	Net Assets (000s)($)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Federated Hermes Kaufmann Fund II - Primary Shares							
December 31,	2024	58	4.52 to 5.34	284	3.85	1.20 to 1.25	15.90 to 16.59
December 31,	2023	74	3.90 to 4.58	310	—	1.20 to 1.25	13.70 to 14.79
December 31,	2022	73	3.43 to 3.99	264	13.68	1.20 to 1.25	(30.85) to (30.24)
December 31,	2021	91	4.96 to 5.72	489	6.42	1.20 to 1.25	1.22 to 2.14
December 31,	2020	92	4.90 to 5.60	483	9.35	1.20 to 1.25	27.27 to 28.44
Federated Hermes Managed Volatility Fund II - Primary Shares							
December 31,	2024	103	2.26 to 2.79	260	2.32	1.20 to 1.25	14.14 to 15.29
December 31,	2023	145	1.98 to 2.42	325	1.85	1.20 to 1.25	7.03 to 8.52
December 31,	2022	146	1.85 to 2.23	302	26.87	1.20 to 1.25	(14.75) to (14.23)
December 31,	2021	171	2.17 to 2.60	415	1.60	1.20 to 1.25	17.30 to 18.18
December 31,	2020	143	1.85 to 2.20	287	2.84	1.20 to 1.25	(0.54) to 0.46
Federated Hermes Quality Bond Fund II - Primary Shares							
December 31,	2024	62	1.46 to 1.54	99	2.96	1.20 to 1.55	2.10 to 2.61
December 31,	2023	63	1.43 to 1.50	97	2.60	1.20 to 1.55	4.38 to 4.90
December 31,	2022	63	1.37 to 1.43	92	4.31	1.20 to 1.55	(10.63) to (10.46)
December 31,	2021	91	1.53 to 1.60	151	3.84	1.20 to 1.55	(3.16) to (2.44)
December 31,	2020	142	1.58 to 1.64	250	3.35	1.20 to 1.55	6.49 to 6.76
Fidelity VIP Asset Manager Growth Portfolio - Initial Class							
December 31,	2024	111	3.15 to 4.51	389	2.99	1.25	9.20 to 9.76
December 31,	2023	116	2.87 to 4.13	368	1.83	1.25 to 1.40	14.72 to 14.80
December 31,	2022	118	2.50 to 3.60	330	8.41	1.25 to 1.40	(18.03) to (18.00)
December 31,	2021	125	3.05 to 4.39	430	2.80	1.25 to 1.40	12.55 to 12.56
December 31,	2020	135	2.71 to 3.90	423	2.46	1.25 to 1.40	15.38 to 15.81
Fidelity VIP Asset Manager Portfolio - Initial Class							
December 31,	2024	42	3.01 to 4.40	138	3.07	1.25	7.06 to 7.50
December 31,	2023	49	2.80 to 4.11	150	3.44	1.25 to 1.40	11.38 to 11.55
December 31,	2022	51	2.51 to 3.69	141	9.73	1.25 to 1.40	(16.14) to (16.05)
December 31,	2021	63	2.99 to 4.40	210	1.43	1.25 to 1.40	8.33 to 8.37
December 31,	2020	109	2.76 to 4.06	323	3.11	1.25 to 1.40	13.09 to 13.58
Fidelity VIP Asset Manager Portfolio - Service Class 2							
December 31,	2024	—	2.80	—	3.02	1.25	7.69
December 31,	2023	—	2.60	—	3.32	1.25	11.59
December 31,	2022	—	2.33	—	8.71	1.25	(15.27)
December 31,	2021	—	2.75	—	2.01	1.25	9.56
December 31,	2020	—	2.51	—	—	1.25	14.61
Fidelity VIP Balanced Portfolio - Initial Class							
December 31,	2024	5	3.84	19	4.92	1.25	14.29
December 31,	2023	5	3.36	18	5.26	1.25	20.00
December 31,	2022	5	2.80	15	7.21	1.25	(19.08)
December 31,	2021	6	3.46	20	8.04	1.25	16.50
December 31,	2020	6	2.97	17	—	1.25	20.73
Fidelity VIP Contrafund Portfolio - Initial Class							
December 31,	2024	247	9.97 to 17.00	3,037	12.17	1.25	31.99 to 32.05
December 31,	2023	271	7.55 to 12.88	2,514	4.01	1.25 to 1.40	31.56 to 31.99
December 31,	2022	305	5.72 to 9.79	2,126	5.20	1.25 to 1.40	(27.32)
December 31,	2021	323	7.87 to 13.47	3,151	11.93	1.25 to 1.40	26.01 to 26.32
December 31,	2020	417	6.23 to 10.69	3,213	0.75	1.25 to 1.40	28.80 to 28.99
Fidelity VIP Contrafund Portfolio - Service Class 2							
December 31,	2024	504	6.14 to 6.54	3,541	12.03	1.20 to 1.55	31.20 to 31.85
December 31,	2023	577	4.68 to 4.96	3,063	3.92	1.20 to 1.55	31.09 to 31.22
December 31,	2022	655	3.57 to 3.78	2,628	5.15	1.20 to 1.55	(27.59) to (27.31)
December 31,	2021	691	4.93 to 5.20	3,822	12.54	1.20 to 1.55	25.45 to 25.60
December 31,	2020	747	3.93 to 4.14	3,264	0.63	1.20 to 1.55	28.43 to 28.57

		Units (000s)	Unit Value Lowest to Highest($)	Net Assets (000s)($)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Fidelity VIP Equity-Income Portfolio - Initial Class							
December 31,	2024	57	8.37	477	7.54	1.25	13.72
December 31,	2023	60	7.36	441	4.75	1.40	9.20
December 31,	2022	70	6.74	469	5.13	1.40	(6.26)
December 31,	2021	81	7.19	583	12.26	1.40	23.12
December 31,	2020	107	5.84	622	6.39	1.40	5.23
Fidelity VIP Equity-Income Portfolio - Service Class 2							
December 31,	2024	84	3.25 to 3.48	313	7.83	1.20 to 1.55	13.24 to 13.73
December 31,	2023	83	2.87 to 3.06	268	4.97	1.20 to 1.55	8.71 to 9.29
December 31,	2022	81	2.64 to 2.80	240	4.74	1.20 to 1.55	(6.71) to (6.67)
December 31,	2021	166	2.83 to 2.95	508	12.92	1.20 to 1.55	23.04 to 23.43
December 31,	2020	190	2.30 to 2.39	472	6.30	1.20 to 1.55	4.55 to 4.82
Fidelity VIP Government Money Market Portfolio - Initial Class							
December 31,	2024	369	1.37	507	4.99	1.25	3.01
December 31,	2023	396	1.33	525	4.78	1.40	3.91
December 31,	2022	418	1.28	536	1.38	1.40	—
December 31,	2021	466	1.28	597	0.01	1.40	(1.54)
December 31,	2020	468	1.30	608	0.32	1.40	(0.76)
Fidelity VIP Government Money Market Portfolio - Service Class 2							
December 31,	2024	2,215	0.92 to 0.95	2,314	4.73	1.20 to 1.55	3.26 to 3.37
December 31,	2023	2,365	0.89 to 0.92	2,340	4.54	1.20 to 1.55	3.37 to 3.49
December 31,	2022	2,457	0.86 to 0.89	2,315	1.25	1.20 to 1.55	0.00 to (1.15)
December 31,	2021	2,741	0.87 to 0.89	2,591	0.01	1.20 to 1.55	(1.14) to (1.11)
December 31,	2020	2,762	0.88 to 0.90	2,628	0.23	1.20 to 1.55	(1.12) to (1.10)
Fidelity VIP Growth - Initial Class							
December 31,	2024	79	16.70	1,320	22.41	1.25	28.56
December 31,	2023	83	12.99	1,073	4.79	1.40	34.33
December 31,	2022	91	9.67	884	8.40	1.40	(25.50)
December 31,	2021	103	12.98	1,335	20.60	1.40	21.54
December 31,	2020	124	10.68	1,326	9.52	1.40	41.83
Fidelity VIP Growth and Income - Initial Class							
December 31,	2024	29	4.18	122	8.23	1.25	20.46
December 31,	2023	29	3.47	101	5.53	1.40	17.23
December 31,	2022	29	2.96	86	3.10	1.40	(6.33)
December 31,	2021	37	3.16	116	6.91	1.40	23.92
December 31,	2020	37	2.55	93	8.04	1.40	6.69
Fidelity VIP Growth and Income - Service Class 2							
December 31,	2024	79	4.77 to 5.64	401	7.40	1.20 to 1.25	20.45 to 21.55
December 31,	2023	98	3.96 to 4.64	407	5.04	1.20 to 1.25	17.16 to 18.07
December 31,	2022	120	3.38 to 3.93	421	3.55	1.20 to 1.25	(6.37) to (5.53)
December 31,	2021	124	3.61 to 4.16	458	6.83	1.20 to 1.25	24.05 to 25.30
December 31,	2020	128	2.91 to 3.32	379	6.99	1.20 to 1.25	6.20 to 7.10
Fidelity VIP Growth Opportunities Portfolio - Initial Class							
December 31,	2024	113	8.45	958	—	1.25	37.18
December 31,	2023	117	6.16	722	—	1.25	43.93
December 31,	2022	126	4.28	539	20.09	1.25	(38.94)
December 31,	2021	132	7.01	926	9.18	1.25	10.39
December 31,	2020	140	6.35	888	5.88	1.25	66.67
Fidelity VIP Growth Opportunities Portfolio - Service Class 2							
December 31,	2024	163	6.53 to 8.05	1,104	—	1.20 to 1.25	36.81 to 38.08
December 31,	2023	175	4.77 to 5.83	861	—	1.20 to 1.25	43.24 to 44.67
December 31,	2022	203	3.33 to 4.03	709	20.07	1.20 to 1.25	(39.12) to (38.47)
December 31,	2021	210	5.47 to 6.55	1,214	9.09	1.20 to 1.25	10.28 to 11.21
December 31,	2020	238	4.96 to 5.89	1,248	5.72	1.20 to 1.25	65.89 to 67.81

(5) FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Value Lowest to Highest($)	Net Assets (000s)($)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Fidelity VIP High Income - Initial Class							
December 31,	2024	157	3.00	58	6.19	1.25	7.53
December 31,	2023	19	2.79	53	5.84	1.40	(4.78)
December 31,	2022	19	2.56	48	5.18	1.40	(12.63)
December 31,	2021	19	2.93	55	5.36	1.40	2.81
December 31,	2020	20	2.85	56	5.77	1.40	1.42
Fidelity VIP Index 500 Portfolio - Initial Class							
December 31,	2024	353	6.81 to 14.23	3,393	1.43	1.25	23.20 to 23.37
December 31,	2023	330	5.52 to 11.55	2,658	2.43	1.25 to 1.40	24.46 to 24.60
December 31,	2022	398	4.43 to 9.28	2,611	2.22	1.25 to 1.40	(19.37) to (19.16)
December 31,	2021	448	5.48 to 11.51	3,583	1.95	1.25 to 1.40	26.76 to 26.85
December 31,	2020	549	4.32 to 9.08	3,359	2.05	1.25 to 1.40	16.56 to 16.76
Fidelity VIP Index 500 Portfolio - Service Class 2							
December 31,	2024	611	4.09 to 4.35	2,987	1.16	1.20 to 1.55	22.82 to 23.20
December 31,	2023	595	3.33 to 3.53	2,323	2.21	1.20 to 1.55	23.79 to 24.30
December 31,	2022	648	2.69 to 2.84	2,015	2.00	1.20 to 1.55	(19.70) to (19.55)
December 31,	2021	652	3.35 to 3.53	2,499	1.77	1.20 to 1.55	26.42 to 26.52
December 31,	2020	697	2.65 to 2.79	2,098	1.77	1.20 to 1.55	16.23 to 16.25
Fidelity VIP Investment Grade Bond Portfolio - Initial Class							
December 31,	2024	2	2.62	5	3.47	1.25	0.00
December 31,	2023	2	2.62	5	2.58	1.40	4.80
December 31,	2022	2	2.50	5	7.66	1.40	(14.09)
December 31,	2021	3	2.91	7	4.64	1.40	(2.02)
December 31,	2020	3	2.97	9	—	1.40	8.00
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2							
December 31,	2024	558	1.41 to 1.70	939	3.24	1.20 to 1.25	0.00 to 1.19
December 31,	2023	593	1.41 to 1.68	987	2.42	1.20 to 1.25	5.22 to 5.66
December 31,	2022	643	1.34 to 1.59	996	7.50	1.20 to 1.25	(14.65) to (13.59)
December 31,	2021	635	1.57 to 1.84	1,138	4.61	1.20 to 1.25	(1.88) to (1.08)
December 31,	2020	566	1.60 to 1.86	1,025	2.77	1.20 to 1.25	7.38 to 8.77
Fidelity VIP Mid Cap Portfolio - Initial Class							
December 31,	2024	71	10.45	738	13.38	1.25	15.85
December 31,	2023	71	9.02	644	3.39	1.40	13.46
December 31,	2022	73	7.95	577	6.83	1.40	(15.87)
December 31,	2021	79	9.45	749	16.69	1.40	23.85
December 31,	2020	80	7.63	607	0.60	1.40	16.49
Fidelity VIP Mid Cap Portfolio - Service Class 2							
December 31,	2024	294	6.45 to 6.84	2,188	13.68	1.20 to 1.55	15.38 to 15.54
December 31,	2023	315	5.59 to 5.92	2,006	3.18	1.20 to 1.55	13.16 to 13.41
December 31,	2022	372	4.94 to 5.22	2,064	7.08	1.20 to 1.55	(16.27) to (16.08)
December 31,	2021	464	5.90 to 6.22	3,066	16.76	1.20 to 1.55	23.43 to 23.66
December 31,	2020	498	4.78 to 5.03	2,648	0.39	1.20 to 1.55	16.02 to 16.44
Fidelity VIP Overseas Portfolio - Initial Class							
December 31,	2024	24	3.43	83	6.03	1.25	3.31
December 31,	2023	32	3.32	107	1.20	1.40	19.00
December 31,	2022	40	2.79	111	1.94	1.40	(25.60)
December 31,	2021	43	3.75	163	7.47	1.40	18.30
December 31,	2020	64	3.17	202	1.14	1.40	14.03

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

	Units (000s)	Unit Value Lowest to Highest($)	Net Assets (000s)($)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Fidelity VIP Value Portfolio - Service Class 2						
December 31, 2024	38	3.95 to 4.67	156	10.23	1.20 to 1.55	9.72 to 10.66
December 31, 2023	55	3.37 to 3.60	203	2.33	1.20 to 1.55	17.42 to 18.03
December 31, 2022	125	2.87 to 3.00	380	4.67	1.20 to 1.55	(5.59) to (5.36)
December 31, 2021	152	3.04 to 3.17	492	12.36	1.20 to 1.55	27.73 to 27.82
December 31, 2020	173	2.38 to 2.48	435	5.11	1.20 to 1.55	4.39 to 4.64
Fidelity VIP Value Strategies - Service Class 2						
December 31, 2024	77	4.04 to 4.33	355	14.99	1.20 to 1.55	7.45 to 7.71
December 31, 2023	77	3.76 to 3.94	327	4.92	1.20 to 1.55	18.61 to 19.03
December 31, 2022	75	3.17 to 3.31	267	5.47	1.20 to 1.55	(8.65) to (8.56)
December 31, 2021	77	3.47 to 3.62	296	9.68	1.20 to 1.55	31.44 to 31.64
December 31, 2020	85	2.64 to 2.75	247	9.56	1.20 to 1.55	6.02 to 6.59
Invesco V.I. Discovery Mid Cap Growth Fund*						
December 31, 2024	—	32.05 to 35.72	4	—	1.20 to 1.25	22.75 to 23.77
December 31, 2023	—	26.11 to 28.86	4	—	1.20 to 1.25	11.77 to 12.78
December 31, 2022	1	23.36 to 25.59	12	5.02	1.20 to 1.25	(31.80) to (31.23)
December 31, 2021	5	34.25 to 37.21	168	11.43	1.20 to 1.25	17.70 to 18.69
December 31, 2020	3	29.10 to 31.35	95	—	1.20 to 1.25	44.70 to 45.54
Invesco V.I. Diversified Dividend Fund - Series I						
December 31, 2024	2	74.83 to 84.35	137	5.43	1.20 to 1.25	11.85 to 12.83
December 31, 2023	1	66.9 to 74.76	79	10.59	1.20 to 1.25	7.75 to 8.66
December 31, 2022	1	62.09 to 68.80	78	13.92	1.20 to 1.25	(2.85) to (2.02)
December 31, 2021	1	63.91 to 70.22	82	1.89	1.20 to 1.55	17.48 to 18.47
December 31, 2020	3	52.72 to 54.40	185	6.39	1.20 to 1.55	(1.40) to (1.07)
Invesco V.I. Equity and Income Fund**						
December 31, 2024	61	2.33 to 2.87	157	4.71	1.20 to 1.55	10.43 to 11.67
December 31, 2023	83	1.99 to 2.11	187	7.41	1.20 to 1.55	8.74 to 9.33
December 31, 2022	83	1.83 to 1.93	170	14.25	1.20 to 1.55	(8.96)
December 31, 2021	89	2.01 to 2.12	201	2.81	1.20 to 1.55	—
December 31, 2020	—	—	—	—	—	—
Invesco V.I. Health Care Fund - Series I						
December 31, 2024	32	3.52 to 4.24	134	—	1.20 to 1.55	2.92 to 3.92
December 31, 2023	25	3.16 to 3.42	97	—	1.20 to 1.55	1.61 to 1.79
December 31, 2022	26	3.11 to 3.36	95	10.69	1.20 to 1.55	(14.79) to (14.29)
December 31, 2021	40	3.65 to 3.92	172	11.20	1.20 to 1.55	10.61 to 10.73
December 31, 2020	40	3.30 to 3.47	152	1.85	1.20 to 1.55	12.63 to 13.03
Invesco V.I. Global Real Estate Fund - Series I						
December 31, 2024	83	3.12 to 3.32	289	2.50	1.20 to 1.55	2.92 to 3.41
December 31, 2023	66	3.23 to 3.42	230	1.49	1.20 to 1.55	7.31 to 7.55
December 31, 2022	69	3.01 to 3.18	223	2.17	1.20 to 1.55	(26.04) to (25.87)
December 31, 2021	101	4.07 to 4.29	462	2.60	1.20 to 1.55	23.71 to 23.99
December 31, 2020	123	3.29 to 3.46	457	7.23	1.20 to 1.55	(13.65) to (13.28)
Invesco V.I. Managed Volatility Fund - Series I**						
December 31, 2024	—	—	—	—	—	—
December 31, 2023	—	—	—	—	—	—
December 31, 2022	—	—	—	—	—	—
December 31, 2021	—	—	—	1.76	1.20 to 1.55	—
December 31, 2020	129	1.79 to 1.88	266	4.07	1.20 to 1.55	(3.24) to (2.59)

*This fund was opened on April 30, 2020.
**This fund was opened on April 30, 2021.
***This fund closed on April 30, 2021.

(5) FINANCIAL HIGHLIGHTS (CONTINUED)

		Units (000s)	Unit Value Lowest to Highest($)	Net Assets (000s)($)	Investment[1] Income Ratio	Expense Ratio[2] Lowest to Highest	Total Return[3] Lowest to Highest
Invesco V.I. Small Cap Equity Fund - Series I							
December 31,	2024	13	3.32 to 3.99	47	3.35	1.20 to 1.25	16.49 to 17.70
December 31,	2023	30	2.85 to 3.39	89	1.47	1.20 to 1.25	15.38 to 16.10
December 31,	2022	54	2.47 to 2.92	136	15.92	1.20 to 1.25	(21.59) to (20.87)
December 31,	2021	68	3.15 to 3.69	225	5.40	1.20 to 1.25	19.32 to 20.20
December 31,	2020	77	2.64 to 3.07	213	8.62	1.20 to 1.25	25.71 to 26.86
Invesco V.I. Technology Fund - Series I							
December 31,	2024	69	3.14 to 3.78	231	4.55	1.20 to 1.25	32.49 to 34.04
December 31,	2023	84	2.37 to 2.82	213	—	1.20 to 1.25	45.40 to 46.11
December 31,	2022	89	1.63 to 1.93	154	30.42	1.20 to 1.25	(40.73) to (40.06)
December 31,	2021	135	2.75 to 3.22	400	9.54	1.20 to 1.25	13.17 to 13.78
December 31,	2020	136	2.38 to 2.83	354	8.76	1.20 to 1.25	44.24 to 45.88
Lazard Retirement Emerging Markets Portfolio							
December 31,	2024	19	4.10	80	3.41	1.25	5.94
December 31,	2023	21	3.87	83	4.87	1.25	20.94
December 31,	2022	23	3.20	74	3.17	1.25	(16.23)
December 31,	2021	29	3.82	112	1.87	1.25	4.09
December 31,	2020	29	3.67	106	2.25	1.25	(2.39)
Lazard Retirement Small-Mid Cap Portfolio							
December 31,	2024	39	5.32	205	3.66	1.25	9.92
December 31,	2023	38	4.84	183	—	1.25	8.52
December 31,	2022	37	4.46	164	26.27	1.25	(16.48)
December 31,	2021	38	5.34	202	0.16	1.25	18.40
December 31,	2020	46	4.51	207	7.62	1.25	5.37
MFS Core Equity Portfolio - Initial Class							
December 31,	2024	5	67.31 to 73.14	317	4.99	1.20 to 1.25	18.68 to 19.69
December 31,	2023	5	56.72 to 61.11	286	5.54	1.20 to 1.25	21.70 to 22.71
December 31,	2022	6	46.61 to 49.80	265	11.46	1.20 to 1.25	(18.25) to (17.56)
December 31,	2021	6	57.02 to 60.41	346	7.70	1.20 to 1.25	23.81 to 24.89
December 31,	2020	7	46.06 to 48.37	322	5.92	1.20 to 1.25	17.29 to 18.29
MFS Growth Series - Initial Class							
December 31,	2024	271	4.12 to 8.88	1,544	7.74	1.20 to 1.25	29.97 to 30.87
December 31,	2023	269	3.17 to 6.84	1,205	7.92	1.20 to 1.25	34.12 to 34.32
December 31,	2022	270	2.36 to 2.80	924	9.77	1.20 to 1.25	(32.57) to (31.87)
December 31,	2021	341	3.50 to 7.55	1,752	13.66	1.20 to 1.25	21.97 to 22.38
December 31,	2020	348	2.86 to 6.19	1,465	6.45	1.20 to 1.25	30.00 to 30.32
MFS Investors Trust Series - Initial Class							
December 31,	2024	48	4.19 to 5.05	220	7.80	1.20 to 1.25	18.03 to 19.10
December 31,	2023	48	3.55 to 4.24	185	6.55	1.20 to 1.25	17.55 to 18.77
December 31,	2022	55	3.02 to 3.57	179	12.47	1.20 to 1.25	(17.49) to (16.78)
December 31,	2021	64	3.66 to 4.29	257	3.59	1.20 to 1.25	25.34 to 26.18
December 31,	2020	70	2.92 to 3.40	222	4.08	1.20 to 1.25	12.31 to 13.71
MFS Research Series - Initial Class							
December 31,	2024	27	3.74 to 5.14	130	6.52	1.20 to 1.25	17.24 to 17.35
December 31,	2023	29	3.19 to 4.38	119	5.99	1.20 to 1.25	20.83 to 20.99
December 31,	2022	29	2.64 to 3.62	98	11.79	1.20 to 1.25	(18.28) to (18.27)
December 31,	2021	36	3.23 to 4.43	147	5.39	1.20 to 1.25	23.28 to 23.40
December 31,	2020	52	2.62 to 3.59	178	4.28	1.20 to 1.25	14.91 to 15.06
T. Rowe Price Equity Income Portfolio							
December 31,	2024	334	3.95 to 4.20	1,534	8.04	1.20 to 1.55	10.03 to 10.24
December 31,	2023	372	3.59 to 3.81	1,541	6.33	1.20 to 1.55	7.81 to 8.24
December 31,	2022	408	3.33 to 3.52	1,549	6.49	1.20 to 1.55	(4.86) to (4.61)
December 31,	2021	488	3.50 to 3.69	1,936	8.03	1.20 to 1.55	23.83 to 23.67
December 31,	2020	613	2.83 to 2.98	1,935	4.64	1.20 to 1.55	(0.35) to 0.00

(5)   FINANCIAL HIGHLIGHTS (CONTINUED)

		Units	Unit Value	Net Assets	Investment[1]	Expense Ratio[2]	Total Return[3]
		(000s)	Lowest to Highest($)	(000s)($)	Income Ratio	Lowest to Highest	Lowest to Highest
T. Rowe Price International Stock Portfolio							
December 31,	2024	503	1.60 to 2.29	954	3.27	1.20 to 1.55	1.86 to 2.60
December 31,	2023	520	1.48 to 1.57	960	0.99	1.20 to 1.55	14.60 to 14.73
December 31,	2022	584	1.29 to 1.37	917	3.01	1.20 to 1.55	(17.31) to (16.46)
December 31,	2021	724	1.56 to 1.64	1,342	6.87	1.20 to 1.55	—
December 31,	2020	752	1.56 to 1.64	1,386	5.01	1.20 to 1.55	12.23 to 12.33
T. Rowe Price Limited-Term Bond Portfolio							
December 31,	2024	254	1.36 to 1.44	418	4.21	1.20 to 1.55	3.60 to 3.82
December 31,	2023	265	1.31 to 1.39	407	3.31	1.20 to 1.55	3.15 to 3.73
December 31,	2022	286	1.27 to 1.34	416	2.10	1.20 to 1.55	(6.29) to (5.93)
December 31,	2021	297	1.35 to 1.43	457	1.91	1.20 to 1.55	(1.46) to (0.69)
December 31,	2020	339	1.37 to 1.44	533	1.95	1.20 to 1.55	2.86 to 3.01
T. Rowe Price Mid-Cap Growth Portfolio							
December 31,	2024	121	7.09 to 10.99	1,176	8.80	1.20 to 1.25	7.96 to 8.08
December 31,	2023	130	6.41 to 10.18	1,161	6.13	1.20 to 1.55	18.48 to 18.51
December 31,	2022	157	5.41 to 8.59	1,218	2.88	1.20 to 1.55	(23.59) to (23.58)
December 31,	2021	165	7.08 to 11.24	1,662	10.04	1.20 to 1.55	13.28 to 13.42
December 31,	2020	198	5.93 to 6.25	1,725	7.62	1.20 to 1.55	21.77 to 22.31
VanEck VIP Emerging Markets Fund - Initial Class							
December 31,	2024	44	3.13	138	1.69	1.25	—
December 31,	2023	44	3.13	139	3.60	1.25	8.30
December 31,	2022	44	2.89	127	19.17	1.25	(25.32)
December 31,	2021	50	3.87	192	3.18	1.25	(12.84)
December 31,	2020	48	4.44	212	5.13	1.25	15.63
VanEck VIP Global Resources Fund - Initial Class							
December 31,	2024	9	2.73	26	2.58	1.25	(4.21)
December 31,	2023	6	2.85	18	2.83	1.25	(4.68)
December 31,	2022	8	2.99	25	1.57	1.25	7.17
December 31,	2021	12	2.79	33	0.44	1.25	17.23
December 31,	2020	12	2.38	28	—	1.25	17.82

[1]   These ratios represent the dividends, excluding distributions of realized gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

[2]   These ratios represent the annualized policy expenses of the separate account, consisting primarily of mortality and expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund are excluded.

[3]   These ratios represent the total return, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(6)   UNIT CHANGES

The changes in units outstanding for the periods ended December 31, 2024 and December 31, 2023 were as follows:

Fund	December 31, 2022 Units Outstanding	2023 Units Purchased	2023 Units Redeemed	December 31, 2023 Units Outstanding	2024 Units Purchased	2024 Units Redeemed	December 31, 2024 Units Outstanding
Alger Balanced Portfolio - Class I-2	170,159	12,013	11,745	170,427	27,351	4,572	193,206
Alger Capital Appreciation Portfolio - Class I-2	234,234	8,862	25,372	217,724	6,713	39,409	185,028
Alger Growth & Income Portfolio - Class I-2	147,879	3,911	10,305	141,485	5,579	8,814	138,250
Alger Large Cap Growth Portfolio - Class I-2	304,732	4,692	42,940	266,483	2,315	11,361	257,437
Alger Mid Cap Growth Portfolio - Class I-2	243,290	4,049	66,047	181,293	5,331	80,177	106,447
Alger Small Cap Growth Portfolio - Class I-2	175,895	8,289	9,537	174,647	40,474	58,493	156,628
Federated Hermes Fund for U.S. Government Securities II	215,832	6,891	2,479	220,244	46,858	21,132	245,970
Federated Hermes High Income Bond Fund II - Primary Shares	346,797	17,447	41,103	323,141	40,518	36,511	327,148
Federated Hermes Kaufmann Fund II - Primary Shares	72,864	4,514	2,636	74,742	4,005	21,070	57,677
Federated Hermes Managed Volatility Fund II - Primary Shares	145,667	8,151	9,116	144,702	6,951	48,310	103,343
Federated Hermes Quality Bond Fund II - Primary Shares	63,077	1,985	1,886	63,176	2,467	3,419	62,224
Fidelity VIP Asset Manager Growth Portfolio - Initial Class	118,078	995	3,494	115,579	2,294	6,384	111,489
Fidelity VIP Asset Manager Portfolio - Initial Class	51,000	368	2,202	49,166	1,045	7,714	42,497
Fidelity VIP Asset Manager Portfolio - Service Class 2	31	—	1	30	—	—	30
Fidelity VIP Balanced Portfolio - Initial Class	5,406	—	185	5,221	—	183	5,038
Fidelity VIP Contrafund Portfolio - Initial Class	304,974	793	34,792	270,975	559	24,938	246,596
Fidelity VIP Contrafund Portfolio - Service Class 2	654,758	17,914	95,566	577,106	15,721	89,215	503,612
Fidelity VIP Equity-Income Portfolio - Initial Class	69,588	173	9,823	59,938	133	3,012	57,059
Fidelity VIP Equity-Income Portfolio - Service Class 2	80,958	6,113	4,540	82,531	4,779	3,190	84,120
Fidelity VIP Government Money Market Portfolio - Initial Class	418,224	3,966	25,804	396,386	3,336	30,578	369,144
Fidelity VIP Government Money Market Portfolio - Service Class 2	2,457,437	349,129	442,084	2,364,482	470,505	620,453	2,214,534
Fidelity VIP Growth - Initial Class	91,381	311	9,079	82,613	192	3,770	79,035
Fidelity VIP Growth and Income - Initial Class	29,165	—	5	29,160	—	4	29,156
Fidelity VIP Growth and Income - Service Class 2	119,740	6,654	28,620	97,774	7,151	25,452	79,473
Fidelity VIP Growth Opportunities Portfolio - Initial Class	125,679	447	8,927	117,199	48	3,922	113,325
Fidelity VIP Growth Opportunities Portfolio - Service Class 2	203,267	4,151	32,697	174,721	3,251	14,838	163,134
Fidelity VIP High Income - Initial Class	18,598	565	323	18,840	520	16	19,344
Fidelity VIP Index 500 Portfolio - Initial Class	397,771	1,875	69,250	330,396	40,221	17,325	353,292
Fidelity VIP Index 500 Portfolio - Service Class 2	647,818	29,100	82,369	594,549	64,223	47,572	611,200
Fidelity VIP Investment Grade Bond Portfolio - Initial Class	2,170	—	86	2,084	—	46	2,038
Fidelity VIP Investment Grade Bond Portfolio - Service Class 2	642,696	44,542	94,307	592,931	43,781	78,412	558,300
Fidelity VIP Mid Cap Portfolio - Initial Class	72,606	412	1,565	71,453	308	1,107	70,654
Fidelity VIP Mid Cap Portfolio - Service Class 2	372,236	7,957	64,919	315,274	9,143	30,173	294,244
Fidelity VIP Overseas Portfolio - Initial Class	39,922	528	8,295	32,155	455	8,315	24,295
Fidelity VIP Value Portfolio - Service Class 2	124,506	1,361	70,743	55,124	1,816	19,296	37,644
Fidelity VIP Value Strategies - Service Class 2	75,386	3,958	2,268	77,076	4,809	4,510	77,375
Invesco V.I. Discovery Mid Cap Growth Fund	525	5	395	135	—	—	135
Invesco V.I. Diversified Dividend Fund - Series I	1,179	153	245	1,087	700	136	1,651
Invesco V.I. Equity and Income Fund	83,435	3,865	4,107	83,193	5,534	28,158	60,569
Invesco V.I. Health Care Fund - Series I	25,968	2,734	3,444	25,258	12,611	5,470	32,399
Invesco V.I. Global Real Estate Fund - Series I	69,333	4,179	7,121	66,391	20,852	4,243	83,000
Invesco V.I. Small Cap Equity Fund - Series I	54,134	2,240	26,657	29,717	1,697	18,842	12,572
Invesco V.I. Technology Fund - Series I	88,899	4,352	9,414	83,837	2,929	17,543	69,223
Lazard Retirement Emerging Markets Portfolio	23,137	—	1,697	21,440	75	2,121	19,394
Lazard Retirement Small-Mid Cap Portfolio	36,822	1,022	153	37,691	1,701	854	38,538
MFS Core Equity Portfolio - Initial Class	5,668	144	788	5,024	89	428	4,685
MFS Growth Series - Initial Class	270,347	11,790	12,724	269,413	10,744	9,020	271,137
MFS Investors Trust Series - Initial Class	54,515	1,361	7,861	48,015	1,247	1,090	48,172
MFS Research Series - Initial Class	28,702	709	617	28,794	561	2,704	26,651
T. Rowe Price Equity Income Portfolio	407,686	15,148	50,471	372,363	18,360	56,459	334,264
T. Rowe Price International Stock Portfolio	584,095	26,890	90,570	520,415	42,896	60,680	502,631
T. Rowe Price Limited-Term Bond Portfolio	285,908	20,183	40,840	265,251	68,144	79,484	253,911
T. Rowe Price Mid-Cap Growth Portfolio	156,718	2,621	29,785	129,554	1,396	10,425	120,525
VanEck VIP Emerging Markets Fund - Initial Class	44,047	334	62	44,319	1,950	2,238	44,031
VanEck VIP Global Resources Fund - Initial Class	8,365	—	1,973	6,392	3,122	131	9,383
Total	**11,473,304**	**659,846**	**1,604,034**	**10,529,116**	**1,057,460**	**1,673,719**	**9,912,857**

(7)   SUBSEQUENT EVENTS

The Separate Account evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.